Exhibit 99.1

CHINA ZENIX FILED ANNUAL REPORT ON FORM 20-F FOR 2012

ZHANGZHOU, China, April 11, 2013 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced that it filed its annual report on Form 20-F for the year ended December 31, 2012 with the Securities and Exchange Commission on April 10, 2013. The annual report on Form 20-F can be accessed on the Company’s website at http://ir.zenixauto.com/phoenix.zhtml?c=243447&p=irol-reportsannual.

Hard copies of the annual report on Form 20-F are available upon request to shareholders free of charge.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of December 31, 2012. For more information, please visit: http://zenixauto.com/en.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

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